UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Peoples Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   70978T 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       Rule 13d-1(b)
[X]    Rule 13d-1(c)
       Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70978T 10 7                                          Page 2 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Residuary Trust Under the Will of A. Parks Rasin, Jr., deceased 52-6185192

-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (a)  [X]
         (b)
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Citizenship or Place of Organization:  Maryland, USA
-------- -----------------------------------------------------------------------
Number of            5     Sole Voting Power:  0
Shares               -----------------------------------------------------------
Beneficially         6     Shared Voting Power:  0
Owned by             -----------------------------------------------------------
Each                 7     Sole Dispositive Power:  0
Reporting            -----------------------------------------------------------
Person With          8     Shared Dispositive Power:  0
-------- -----------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person:  0
-------- -----------------------------------------------------------------------
10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
-------- -----------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9):  0.0%
-------- -----------------------------------------------------------------------
12       Type of Reporting Person:  OO  Trust
-------- -----------------------------------------------------------------------

CUSIP No. 70978T 10 7                                          Page 3 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

         Martha F. Rasin

-------- -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
         (a)  [X]
         (b)
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Citizenship or Place of Organization:  United States
-------- -----------------------------------------------------------------------
Number of            5     Sole Voting Power:  23,460
Shares               -----------------------------------------------------------
Beneficially         6     Shared Voting Power:  0
Owned by             -----------------------------------------------------------
Each                 7     Sole Dispositive Power:  23,460
Reporting            -----------------------------------------------------------
Person With          8     Shared Dispositive Power:  0
-------- -----------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person:  23,460
-------- -----------------------------------------------------------------------
10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
-------- -----------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9):  3.0%
-------- -----------------------------------------------------------------------
12       Type of Reporting Person:  IN
-------- -----------------------------------------------------------------------

                                                               Page 4 of 7 Pages

Item 1(a).        Name of Issuer:

                  Peoples Bancorp, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 Spring Avenue
                  Chestertown, Maryland 21620

Item 2 (a).       Name of Person Filing:

                  Residuary Trust Under the Will of A. Parks Rasin, Jr., deceased (the "Trust"), and Martha F. Rasin, co-trustee of the Trust.

Item 2(b).        Address of Principal Business Office or if none, Residence:

                  Residuary Trust U/W of
                  A. Parks Rasin, Jr., deceased      Martha F. Rasin
                  P.O. Box 228                       P.O. Box 228
                  Chestertown, Maryland 21620        Chestertown, Maryland 21620

Item 2(c).        Citizenship or Place of Organization

                  The Trust is a Maryland trust.

                  Ms. Rasin is a citizen of the United States of America, State of Maryland.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $10.00 per share

Item 2(e).        CUSIP Number:

                  70978T 10 7

Item 3.           Not Applicable

                                                               Page 5 of 7 Pages

Item 4.           Ownership:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)   Amount Beneficially Owned:

                        The Trust beneficially owns 0 shares of Common Stock.

                        Ms. Rasin owns 23,460 shares of Common Stock.

                  (b)   Percent of Class:

                        Trust:  0.0%
                        Ms. Rasin:  3.0%

                  (c)   Number of shares as to which such person has:

                        Trust:

                        (i)   Sole power to vote or to direct the vote: 0

                        (ii)  Shared power to vote or to direct the vote: 0

                        (iii) Sole power to dispose or to direct the disposition
                              of: 0

                        (iv) Shared power to dispose or to direct the disposition of: 0

                        Ms. Rasin:

                        (i)   Sole power to vote or to direct the vote: 23,460

                        (ii)  Shared power to vote or to direct the vote: 0

                        (iii) Sole power to dispose or to direct the disposition
                              of: 23,460

                        (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of September 4, 2007 the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]. See Item 9 hereof.

                                                               Page 6 of 7 Pages


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of Group.

                  This Schedule 13G is filed on behalf of the Residuary Trust Under the Will of A. Parks Rasin, Jr., deceased, and Martha F. Rasin, a co-trustee of the Trust.

Item 9.           Notice of Dissolution of Group.

                  In previous filings, the Trust and Ms. Rasin reported as a group shares owned by the Trust, of which Ms. Rasin is a co-trustee with Alexander P. Rasin, III. Beneficial ownership of these shares was also reported by Mr. Rasin. On September 4, 2007, the Trust distributed all shares to Mr. Rasin (23,460) and Ms. Rasin (23,460). Accordingly, the Trust owns no shares, and Mr. and Ms. Rasin no longer have shared voting or dispositive power over the same shares. All further filings with respect to transactions in the securities reported will be filed, if required, by members of the group, in their individual capacities.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                    RESIDUARY TRUST UNDER THE WILL OF
                                    A. PARKS RASIN, JR., DECEASED



Dated:  January 25, 2008            By:   /s/ Alexander P. Rasin, III
                                          --------------------------------------
                                          Alexander P. Rasin, III, Trustee



Dated:  January 26, 2008            By:   /s/ Martha F. Rasin
                                          --------------------------------------
                                          Martha F. Rasin, Trustee



Dated:  January 26, 2008            /s/ Martha F. Rasin
                                    --------------------------------------------
                                    Martha F. Rasin, individually